UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2026

___________________

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated August 25, 2026

Item 1

RELEVANT INFORMATION

Bogotá, August 25, 2026. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby informs that its Board of Directors has today appointed Jorge Adrián Rincón Plata as Corporate Secretary of the Board of Directors.

Mr. Rincón will continue to serve as General Counsel and, in addition, will undertake the duties of Corporate Secretary of the Board of Directors, replacing Luis Fernando Pabón Pabón, who held such position for the past 26 years.

The Board of Directors expressed its recognition and gratitude to Mr. Pabón for his valuable service, professionalism, and support to the work of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel